Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: August 12, 2022

Monex Group Conference Call Script, Coincheck, Inc. Portion

Fiscal year ended March 31, 2022

Overall… the crypto market had various problems, so I think the overall market was weak for the quarter.

As shown on page four, the NFT business has been strong for the crypto asset segment and Coincheck. As I will explain later, about 17% of our revenue comes from the NFT business. The world has seen large falls in parts of the cryptocurrency asset business, but we have no exposure to Three Arrows, Voyager, Celsius, etc., and NFT is doing well, which is why we have achieved this level of earnings. Revenues increased slightly.

This is the P&L.

As you can see in the graph on the right, we have been controlling our advertising expenses dynamically, particularly for the US and crypto and Coincheck, and we plan to continue to do so.

As for Coincheck, we will continue to work firmly on the De-SPAC listing through a merger of the Coincheck Group, which was created in the Netherlands, and a SPAC that is listed on NASDAQ.

As I will explain in more detail later, Coincheck is not only a trading platform for crypto assets, but also focuses on NFT, Metaverse, Web3, etc., with a well-diversified business and no strange exposure, plus dynamic control of advertising expenses.

While there are many companies in this industry that have a difficult P&L, Coincheck is making a solid profit, and we will continue to manage the Company in such a manner. At the same time, since NFT, Metaverse, Web3, crypto assets, and blockchain are global businesses, there is no change in our direction to list the Coincheck Group on NASDAQ and recruit human resources from around the world to carry out a global strategy.

Seimei: I am Seimei, Co-CEO and CFO. I will now explain our business performance.

In the crypto asset segment, the crypto asset market is stagnant, but the NFT business is growing. In addition, advertising expenses were also curbed in Q1, so segment profit was JPY400 million. In the crypto asset business segment, professional fee of JPY560 million related to the De-SPAC listing was recorded during the period, the absence of which would have resulted in a segment profit of about JPY1 billion.

Looking at the next page by segment, both the stock market and the crypto asset market faced a difficult environment, but we were able to maintain operating revenues in all segments.

In the crypto asset business segment, in SG&A expenses, there was a one-time personnel cost related to the De-SPAC in the previous quarter, but this cost has been eliminated, and as I mentioned earlier, there was also professional fee of JPY560 million. Overall, however, SG&A expenses decreased significantly, and we are back in the black.

Lastly, we have the crypto asset business segment.

Here, revenues were slightly lower in terms of trading profits and losses as a result of the continued calm market conditions in the crypto asset market.

On the other hand, NFT revenue, which is included in the others category, increased, and operating revenue remained flat at JPY3,162 million.

As for expenses in the crypto asset business segment, advertising expenses here have been curbed to about half, in line with weak market conditions.

In addition, this quarter, specialists’ fees related to the De-SPAC listing, as I mentioned earlier, amounting to JPY560 million, are included in the others section. Also, the one-time personnel expenses that were incurred in the previous quarter have been eliminated, resulting in a 38% decrease in overall SG&A expenses, to JPY2,682 million. This is how we have been able to remain firmly in the black.

Matsumoto: Now, I would like to give a quick update on our business and then take your questions.

As for Coincheck, we continue to have a very large number of downloads and maintain the number one market share in Japan in terms of app downloads, and we continue to have a strong position in terms of easy-to-use UX.

As you can see in the graph on the right, we are controlling advertising expenses swiftly and dynamically. We used a lot last year, but now we are squeezing it in like this. We will continue to dynamically control our advertising expenses in accordance with the market environment, market conditions, and the increase in accounts, as well as ROAS, which is a very important indicator of the lifetime return per invested advertising expense. We are controlling expenses with such factors in mind.

NFTs are growing very significantly at Coincheck, to about 17% of revenues, as shown in this graph. Crypto assets are suffering various fates, but NFTs are doing very well.

Today, the Gucci news has been making a bit of a splash in the world, but NFT is used in a wide variety of fields, and Coincheck is able to build a solid business in these areas as well. By doing so, we would like to diversify by increasing the number of NFTs and other such places, which are originally crypto asset exchanges, and develop them into the next major revenue pillar.

In addition, Metaverse is also developing Oasis TOKYO, Oasis KYOTO, and Oasis MARS on three different platforms, as shown here, and this will be a space to implement Web3, NFT, and so on.

As I have said many times, just as Tokyu Corporation and others have grown through the development of postwar Shibuya and its rail lines, we will develop the space and areas in the Metaverse and create an economy there by implementing various Web3 and NFT technologies, which will lead to our profit and revenue as a comprehensive developer.

At this point in time, the Metaverse has yet to generate significant revenues, but as I mentioned, we believe there is a great opportunity to generate significant revenues as a comprehensive developer. So, we are developing Oasis TOKYO, Oasis KYOTO, Oasis MARS, and others.

What is written on page 41 is that, regarding the future development of the Coincheck Group, there are many things that cannot be done in Japan alone, such as on-ramp/off-ramp services, payment-based services, and various other services. Therefore, we would like to develop these globally, not only in terms of securing human resources and capital, but also in terms of how much we can actually deploy certain services. We want to thoroughly promote globalization of this.

Question & Answer

Matsumoto [A]: That concludes the explanation from us. Now we would like to answer your questions.

To begin with, Ms. Nagasaka of Morgan Stanley MUFG Securities has already asked some questions, which I would like to answer first.

The second question is about the cryptocurrency asset market and says that while she has heard that BTC has entered a winter period, she believes Web3 is continuing to make progress. We have received four questions about the crypto asset market entering a winter period.

The first question is, I wonder if there will be a paradigm shift that stabilizes Web3 assets with backing, whether it’s so-called virtual currency or NFT, non-fungible tokens?

Regardless of whether it is one or the other, it is natural to think that blockchain tokens, or some blockchain tokens, will play a major role in the Web3 era, which will in turn stabilize the overall crypto asset market to some extent. This will in turn contribute to the stabilization of the crypto asset market as a whole to some extent.

The second question is when, if ever, would that happen?

No one knows the timing, but if we look back at the historical speed at which stock markets and various other markets have returned to normal after collapses, and how that speed has gradually shortened in the modern era, I think that this time, this crypto asset will probably return to normal sooner than expected, too. However, I think it will also depend on how much the economy based on Web3 expands.

The third question is the state of trade in the crypto asset market at that time.

In the past, there were a lot of transactions only for bitcoin, but it will not be the case of many transactions being concentrated on a few types of tokens. NFTs or crypto assets will act as the key to the Web3 economy, but that it is very decentralized in itself. We have a very dispersed concept of Web3.

This would diversify the types of tokens traded, and many tokens would be traded. So instead of a large concentration of transactions on a small number of tokens, we believe that there will be a true decentralization of transactions across a large number of tokens. This is why we believe it is important for our group to focus firmly on NFT.

The fourth question is, can we expect further expansion of the customer base, such as to institutional investors?

Japan has been very, very late in the participation of institutional investors in crypto assets, and because of this, we believe that there is a great deal of room to expand the base to include institutional investors in Japan.

The next questions are from Mr. Hara of SMBC Nikko Securities.

The first is about the De-SPAC listing... the reason given is that the economic and market conditions are not expected to improve in the near future, and I wonder if this will have any impact on the listing of the De-SPAC by the Coincheck Group.

As for a listing by the Coincheck Group of the De-SPAC, as explained earlier in the slides, we will continue to be proactive in this regard, and we believe there is no relationship or impact between this matter and a listing by the Coincheck Group of the De-SPAC.

The third question is, is there a reason why you have not disclosed the SOTP estimates? Coinbase's stock price has fallen significantly, but what do you think is the current value of the Group company?

However, as I mentioned earlier,… and Coincheck has a well-diversified business that is being created, etc. Also, since the depreciation of the yen has a significant effect, we believe that the overall figure for SOTP, which we announced one quarter ago as JPY400 billion or so, is a little less than that, but not much different.

Matsumoto [A]: We have a second question, also from Mr. Okada of UBS Securities, about the De-SPAC listing. What are the main reasons why TradeStation and the Coincheck Group have different listing strategies? The reasons are the need for funding, the importance of US market access, regulatory differences, and other factors.

Frankly regarding the De-SPAC listing by TradeStation, August 1 was the drop date... In the case of the Coincheck Group, such a date will not arrive until next July. That is simply the biggest reason. The rest is as stated in the press release.

As for Coincheck, I think it is a very rare asset, even from a global perspective. There is plenty of time, and also the importance of going global is significant, so we will continue to work on this as an important strategy, as stated in the presentation materials.

[END]

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“THCP”) and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP’s solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission (“SEC”), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP’s stockholders in connection with the proposed business combination. THCP’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck’s website at corporate.coincheck.com, or in THCP’s registration statement on Form S-1 filed on June 21, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP’s stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Monex Group, Inc. (the “Company”), THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting the Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese material made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.